UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
WALTER INDUSTRIES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
93317Q105
(CUSIP Number)
July 31, 2007
(Date of Event which Requires Filing
of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐       Rule 13d-1(b)
☑       Rule 13d-1(c)
☐       Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 11

SCHEDULE 13G

CUSIP No.	93317Q105

1	NAMES OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	GREENLIGHT CAPITAL, L.L.C. 13-3886851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		1,347,788

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,347,788

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,347,788

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13G

CUSIP No.	93317Q105

1	NAMES OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	GREENLIGHT CAPITAL, INC. 13-3871632

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		1,493,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,493,300

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,493,300

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13G

CUSIP No.	93317Q105

1	NAMES OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	DME ADVISORS, L.P. 20-1365209

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		360,600

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		360,600

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	360,600

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

SCHEDULE 13G

CUSIP No.	93317Q105

1	NAMES OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	DME ADVISORS GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		360,600

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		360,600

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	360,600

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13G

CUSIP No.	93317Q105

1	NAMES OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	DAVID EINHORN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		3,201,688

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,201,688

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,201,688

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP NO.: 93317Q105

Item 1(a)	Name of Issuer:

Walter Industries, Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

4211 W. Boy Scout Boulevard
Tampa, FL 33607

Item 2(a)	Name of Person Filing:
                      This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
                      i) Greenlight Capital, L.L.C. (“Greenlight LLC”);
                      ii) Greenlight Capital, Inc. (“Greenlight Inc”);
                      iii) DME Advisors, L.P. (“Advisors”); and
                      iv) DME Advisors GP, L.L.C. (“DME GP” and together with Greenlight LLC, Greenlight Inc. and Advisors, “Greenlight”); and
                      v) Mr. David Einhorn (“Mr. Einhorn”).
                      This statement relates to Shares (as defined herein) held for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), and (iv) the managed account for which Advisors acts as investment manager.
                      Greenlight LLC is the general partner of Greenlight Fund and Greenlight Qualified. Greenlight Inc acts as the investment advisor for Greenlight Offshore. Advisors serves as investment manager to a managed account. DME GP serves as the general partner of Advisors. Mr. Einhorn is the principal of Greenlight.

Item 2(b)	Address of Principal Business Office or, if None, Residence:
                      The principal business office of each of the Reporting Persons is 140 East 45th Street, 24th Floor, New York, New York 10017.

Item 2(c)	Citizenship:
                      i) Greenlight LLC is a Delaware limited liability company;
                      ii) Greenlight Inc is a Delaware corporation;
                      iii) Advisors is a Delaware limited partnership;
                      iv) DME GP is a Delaware limited liability company; and
                      v) Mr. Einhorn is a United States citizen.

CUSIP NO.: 93317Q105

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”).

Item 2(e)	CUSIP Number:

93317Q105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
                      As of August 8, 2007, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:
i)	Greenlight LLC may be deemed the beneficial owner of 1,347,788 Shares held for the account of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc may be deemed the beneficial owner of 1,493,300 Shares held for the account of Greenlight Offshore.

iii)	Advisors may be deemed the beneficial owner of 360,600 Shares held for the account of the managed account for which Advisors acts as investment manager.

iv)	DME GP may be deemed the beneficial owner of 360,600 Shares held for the account of the managed account for which Advisors acts as investment manager.

v)	Mr. Einhorn may be deemed the beneficial owner of 3,201,688 Shares. This number consists of: (A) 1,347,788 Shares held for the account of Greenlight Fund, and Greenlight Qualified, (B) 1,493,300 Shares held for the account of Greenlight Offshore, and (C) 360,600 Shares held for the account of the managed account for which Advisors acts as investment manager.
                      The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 3,201,688 Shares owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or any managed account managed by Advisors. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 4 (b)	Percent of Class:
                      The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person.

Item 4 (c)	Number of shares as to which each such person has:

CUSIP NO.: 93317Q105
                      The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:
                      By signing below, each of the Reporting Persons certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.: 93317Q105
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 10, 2007	GREENLIGHT CAPITAL, L.L.C.
	By:	/s/ DANIEL ROITMAN
		Name:	Daniel Roitman
		Title:	Chief Operating Officer

GREENLIGHT CAPITAL, INC.
By:	/s/ DANIEL ROITMAN
	Name:	Daniel Roitman
	Title:	Chief Operating Officer

DME ADVISORS, L.P.

By:	DME Advisors GP, L.L.C.,
its general partner

By:	/s/ DANIEL ROITMAN Name: Daniel Roitman
Title: Chief Operating Officer

DME ADVISORS GP, L.L.C.,

By:	/s/ DANIEL ROITMAN
Name:	Daniel Roitman
Title:	Chief Operating Officer

/s/ DANIEL ROITMAN
Daniel Roitman, on behalf of David Einhorn
     The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.

CUSIP NO.: 93317Q105
EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of August 10, 2007, by and among Greenlight Capital, L.L.C, Greenlight Capital, Inc., DME Advisors, L.P., DME Advisors GP, L.L.C., and Mr. David Einhorn	12

CUSIP NO.: 93317Q105	Page 12 of 12 Pages
EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Shares of Walter Industries, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 10, 2007.

Greenlight Capital, L.L.C.

By:		/S/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

Greenlight Capital, Inc.

By:		/S/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

DME Advisors, L.P.

By:		DME Advisors GP, L.L.C.,
its general partner

	By:	/S/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

DME Advisors GP, L.L.C.

By:		/S/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

/S/ DANIEL ROITMAN

Daniel Roitman, on behalf of David Einhorn